Mail Stop 4561

July 17, 2007

Shmuel Koren
President and Chief Executive Officer
B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion, 75100
Israel

> **Re:** **B.O.S. Better Online Solutions Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 001-14184**

Dear Mr. Koren,

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief